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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Annual Audited Report**
**Form X-17A-5**
**Part III**

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 28549

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

**UVEST Financial Services Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2810 Coliseum Center Drive
(No. and Street)

| Charlotte | NC | 28217 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Phillip Valtairo** **858-909-7351**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

| 695 Town Center Dr. | Costa Mesa | CA | 92626 |
|---|---|---|---|
| (Address) | City | State | Zip Code |

CHECK ONE:
x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/11

## ACKNOWLEDGMENT

State of California
County of San Diego )

On February 26, 2010 before me, S. Lewis, Notary Public
(insert name and title of the officer)

personally appeared Phillip Valtairo, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

S. LEWIS
Commission # 1725547
Notary Public - California
San Diego County
My Comm Expires Mar 14, 2011

Signature ______________________ (Seal)

# UVEST Financial Services Group, Inc.

(SEC I.D. No. 8-28549)

Statement of Financial Condition as of December 31, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document.**

**Deloitte.**



**Deloitte & Touche LLP**
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
UVEST Financial Services Group, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of UVEST Financial Services Group, Inc. (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

**UVEST FINANCIAL SERVICES GROUP, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2009**
**(Dollars in thousands, except par value)**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 23,844 |
| Cash segregated under federal and other regulations | 1,656 |
| Receivables from: | |
| Product sponsors and clearing broker-dealers | 9,461 |
| Others, net of allowances of $119 | 2,986 |
| Fixed assets, net of accumulated depreciation and amortization of $4,843 | 729 |
| Goodwill | 27,406 |
| Intangible assets, net of accumulated amortization of $8,636 | 46,623 |
| Prepaid expenses | 700 |
| Other assets | 1,645 |
| Total assets | $ 115,050 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES: | |
| Payables to clients | $ 1,656 |
| Accrued commissions and advisory fees payable | 13,402 |
| Accounts payable and accrued liabilities | 8,607 |
| Due to affiliates—net | 636 |
| Total liabilities | 24,301 |
| COMMITMENTS AND CONTINGENCIES (Notes 8 and 13) | |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $0.01 par value; 1,200,000 shares authorized; 858,650 shares issued and outstanding | 9 |
| Additional paid-in capital | 90,740 |
| Retained earnings | — |
| Total stockholder's equity | 90,749 |
| Total liabilities and stockholder's equity | $ 115,050 |

See notes to statement of financial condition.

## UVEST FINANCIAL SERVICES GROUP, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2009

### 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

UVEST Financial Services Group, Inc., a North Carolina corporation ("UVEST" or the "Company"), is an introducing broker-dealer that provides financial institutions and financial advisors employed by financial institutions (collectively "customers") with access to a broad array of financial products and services that enable them to offer independent financial advice and third-party brokerage services to retail investors ("clients") throughout the United States of America.

The Company is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is a subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—This statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that impact the statement of financial condition and related disclosures. Actual results could vary from these estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. Subsequent events for this statement of financial condition have been evaluated up to and including February 26, 2010, which is the date this statement of financial condition was issued.

***Cash and Cash Equivalents***—Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

***Cash Segregated Under Federal and Other Regulations***—To facilitate transactions with customers, the Company has opened bank accounts at those institutions for processing deposits that will be forwarded to the Company's clearing broker-dealer or directly to product sponsors. While the Company is only temporarily in possession of customer funds, it has determined that it is subject to SEC Rule 15c3-3.

***Receivables From Product Sponsors and Clearing Broker-Dealers***—Receivables from product sponsors and clearing broker-dealers primarily consist of commission and transaction-related receivables.

***Receivables From Others***—Receivables from others primarily consist of other accrued fees from product sponsors and customers. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the specific type of receivable. The uncollectible amount represents management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations.

***Fixed Assets***—Fixed assets include furniture, equipment, computers, purchased software and internally developed software. Depreciation of fixed assets is recognized using the straight-line method over the estimated useful lives of the assets. Equipment, furniture, fixtures, computers and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. In 2009, the Company abandoned its former headquarters location, and recorded impairment charges

for leasehold improvements that were previously capitalized and amortized over the lesser of their useful lives or the term of the underlying leases.

***Software Development Costs***—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the expected economic useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

***Goodwill and Intangible Assets***—The Company classifies intangible assets into two categories: (1) intangible assets with definite lives subject to amortization and (2) goodwill.

Intangible assets with definite lives include relationships with customers and product sponsors. The Company tests these assets for impairment if conditions exist that indicate the carrying value may not be recoverable. The Company records an impairment charge when the carrying value of the definite-lived intangible asset is not recoverable by the cash flows generated from the use of the asset. No impairment occurred for the year ended December 31, 2009.

Intangible assets with indefinite lives, such as goodwill, are not amortized. The Company tests goodwill for impairment at least annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. When the fair value is less than the carrying value, the Company records an impairment charge to reduce the carrying value of the assets to fair value. No impairment occurred for the year ended December 31, 2009.

The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized on a straight-line basis over their useful lives.

***Legal Reserves***—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, future legal expenses, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

***Income Taxes***—The Company has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Additionally, the Company accounts for uncertain tax positions by recognizing the tax effects of a position in the statement of financial condition only if it is "more-likely-than-not" to be sustained based solely on its technical

merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 7 for additional detail regarding the Company's uncertain tax positions.

***Fair Value of Financial Instruments***—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

***Commitments and Contingencies***—The Company recognizes liabilities for contingencies when analysis indicates that the liability is both probable and can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

***Recently Issued Accounting Pronouncements***—In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance now codified as Accounting Standards Codification (the "Codification" or "ASC") Topic 105, *Generally Accepted Accounting Principles*, which established a single source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines and numbering system prescribed by the Codification when referring to GAAP. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on the Company's statement of financial condition.

In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance the disclosures regarding fair value measurements and impairments of securities. This guidance is now codified within ASC Topic 820, *Financial Measurements and Disclosures* ("ASC Topic 820"), ASC Topic 825, *Financial Instruments* ("ASC Topic 825") and ASC Topic 320, *Investments—Debt and Equity Securities* ("ASC Topic 320"). ASC Topic 820 provides guidance on determining fair value when market activity has decreased. Updates contained within ASC Topic 825 enhance consistency in financial reporting by increasing the frequency of fair value disclosures. ASC Topic 320 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. Except for the addition of required disclosures, the adoption of the provisions contained in these topics did not have a material impact on the Company's statement of financial condition.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, *Subsequent Events* ("ASC Topic 855"), which established a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855, which did not have a material impact on the Company's statement of financial condition.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 provides clarification in measuring the fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available and in circumstances in which a liability is restricted from being transferred. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company adopted ASU 2009-05, which did not have a material impact on the Company's statement of financial condition.

## 3. RESTRUCTURING

*Corporate Restructuring Initiative*

On July 10, 2009, LPLIH committed to a corporate restructuring plan that consolidated certain sales, business development and compliance support services of the Company with those of LPLIH. The realignment was designed to enhance service offerings to customers while also creating synergies. The Company recorded accruals for severance and one-time involuntary termination benefits associated with the elimination of 28 positions and will recognize these accruals ratably over the employees' remaining service period. In addition, the Company consolidated offices and recorded accruals related to the abandonment of a lease arrangement, offset by estimated sub-lease efforts. Adjustments to the accrual may occur over the term of abandoned lease obligations that extend through 2013.

## 4. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2009, the Company's recurring measurements included cash equivalents of $22.4 million in money market mutual funds that have active markets and qualify as Level 1 measurements. In addition, the Company had $0.8 million of deferred compensation assets invested in mutual funds that have active markets and also qualify as Level 1 measurements. Deferred compensation assets have been included in other assets in the statement of financial condition (See Note 9).

## 5. FIXED ASSETS

At December 31, 2009, the components of fixed assets were as follows (in thousands):

| | |
|---|---|
| Computers and software | $ 2,173 |
| Furniture and equipment | 88 |
| Internally developed software | 3,311 |
| Total fixed assets | 5,572 |
| Accumulated depreciation and amortization | (4,843) |
| Fixed assets—net | $ 729 |

## 6. INTANGIBLE ASSETS

The Company holds intangible assets representing relationships with customers and product sponsors. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives of 5 to 20 years, which is determined based on the nature of the underlying relationship.

At December 31, 2009, intangible assets are as follows (in thousands):

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Value |
|---|---|---|---|
| Customer relationships | $ 38,295 | $ (6,091) | $ 32,204 |
| Sponsor relationships | 16,964 | (2,545) | 14,419 |
| Total | $ 55,259 | $ (8,636) | $ 46,623 |

## 7. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

| | |
|---|---|
| Balance—January 1, 2009 | $ 202 |
| Increase related to current year tax positions | 96 |
| Decrease related to transfers to LPLH | (202) |
| Balance—December 31, 2009 | $ 96 |

Gross unrecognized tax benefits of $0.2 million were transferred to LPLH during fiscal year 2009 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $0.1 million as of December 31, 2009, which have been recorded as due to affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the effects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no impact on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At January 1, 2009, the Company had $40,000 accrued for penalties. At December 31, 2009, the liability for unrecognized tax benefits included accrued penalties of $19,000. The tax years of 2005 to 2009 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

## 8. COMMITMENTS AND CONTINGENCIES

***Leases***—The Company leases certain office space and equipment at its former headquarters location under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. In connection with a corporate restructuring initiative, the Company abandoned its former headquarters location in 2009 (See Note 3).

***Service Contracts***—The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings. One agreement, for clearing services, contains no minimum annual purchase commitment, but the agreement provides for certain penalties should the Company fail to maintain a certain threshold of client accounts.

Future minimum calendar-year payments for lease commitments with remaining terms greater than one year as of December 31, 2009, are approximately as follows (in thousands):

| | |
|---|---|
| 2010 | $ 955 |
| 2011 | 936 |
| 2012 | 919 |
| 2013 | 944 |
| Total | $ 3,754 |

***Guarantees***—The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

***Litigation***—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse impact on the Company's statement of financial condition.

## 9. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan sponsored by LPL Financial Corporation ("LPL Financial"), an affiliate and wholly owned subsidiary of LPLH. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer-matching program whereby employer contributions are made to the 401(k) plan in an amount equal to the lesser of 20% of the amount designated by the employee for withholding or 2% of the employee's total compensation.

The Company maintains the UVEST Non-Qualified Deferred Compensation Plan (the "Compensation Plan"), which is a supplemental retirement program available to certain employees of LPL Financial (formerly employees of the Company) who are allowed to make pretax contributions above amounts allowed in qualified plans. No contributions have been made by the Company since the Compensation Plan's inception. The Compensation Plan has been funded to date by participant contributions. Plan assets are invested in Corporate Owned Life Insurance, which are held by the Company in a Rabbi Trust. As of December 31, 2009, the Company has recorded an asset of $0.8 million and a liability of $0.8 million related to the plan, which is measured at fair value and included in other assets and accounts payable and accrued liabilities, respectively, in the statement of financial condition.

## 10. RELATED-PARTY TRANSACTIONS

The Company has an intercompany service agreement to provide sales, marketing and business development services to LPL Financial. As part of the agreement, the Company also receives various infrastructure and broker-dealer support services from LPL Financial and LPLH. In consideration of the agreement, the Company receives or pays a monthly administration fee. Additionally, LPL Financial processes various other transactions for the Company that create additional intercompany balances. At December 31, 2009, the Company had a receivable of $0.1 million due from LPL Financial, which has been included in the net due to affiliates in the statement of financial condition.

The Company receives and pays brokerage commissions to its customers on insurance services offered through LPL Insurance Associates, Inc. ("LPLIA"), an affiliate and wholly owned subsidiary of LPLH. At December 31, 2009, the Company had $0.2 million payable to LPLIA for these services and has been included in due to affiliates in the statement of financial condition.

As discussed in Note 2, the Company's Tax Agreement results in payments to or receipts from LPLH. As of December 31, 2009, the Company had a payable of $0.5 million to LPLH, which has been included in due to affiliates in the statement of financial condition.

## 11. NET CAPITAL/REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness plus 1% of net commission payable, also as defined. At December 31, 2009, the Company had a net capital of $10.1 million, which was $8.4 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

## 12. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the exclusive benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

## 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through an independent clearing broker on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the client's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance. The Company monitors its client activity by reviewing information it receives from its clearing brokers on a daily basis, and seeks to control the aforementioned risks by requiring customers to compensate the Company for nonperformance by the client.

* * * * * *

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

To the Board of Directors and Stockholder of
UVEST Financial Services Group, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of UVEST Financial Services Group, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on the financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives. We call attention to the following matter:

On February 12, 2010, the Financial Industry Regulatory Authority, Inc. ("FINRA") communicated the preliminary results of their recent examination to management. Such results included exceptions identified relating to the failure to promptly forward and deposit checks received from customers to the appropriate bank account. The resolution of this matter is pending further correspondence between the Company and FINRA.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 26, 2010